Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

March 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated February 20, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: March 21, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague – March 21, 2014

Aegon releases 2013 Annual Report and publishes integrated 2013 Review

Aegon N.V. today released its 2013 Annual Report and filed its Annual Report on Form 20-F with the United States Securities and Exchange Commission (SEC).

As in recent years, Aegon’s Annual Report is accompanied by a separate publication, the integrated 2013 Review. This more accessible document provides a concise overview of Aegon’s strategic objectives, business model, risk factors, governance, operating environment, and financial and non-financial performance. Included are the company’s value chain and its response to expected life insurance and pension industry trends, such as the wide-ranging effects of changing customer demographics and behaviors and digital distribution.

Digital copies of Aegon’s 2013 Annual Report, 2013 Annual Report on Form 20-F, and 2013 Review are available on aegon.com, where printed copies may also be requested. Other documents related to Aegon’s Annual General Meeting of Shareholders (AGM), including the agenda for the AGM, will be available as of April 9, 2014.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over 25 markets in the Americas, Europe and Asia. Aegon companies employ over 26,500 people and have millions of customers across the globe. Further information: aegon.com.